                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

              Under the Securities Exchange Act of 1934 (the "Act")

                               (Amendment No. 12)

                                AMREP Corporation
                                -----------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    032159105
                                    ---------
                                 (CUSIP Number)

                              Nicholas G. Karabots
                                  P.O. Box 736
                            Fort Washington, PA 19034
                                 (215) 643-5800

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                            18/th/ and Cherry Streets
                             Philadelphia, PA 19103

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2001
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO. 032159105
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Nicholas G. Karabots
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.   PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            3,158,193
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8.
       EACH               0
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9.
                          3,158,193
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10.  0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.   3,158,193
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.   48.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.   IN
------------------------------------------------------------------------------

CUSIP NO. 032159105
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Glendi Publications, Inc. 59-2235938
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.   Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.   Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            1,471.180
      SHARES       -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8.
       EACH               0
    REPORTING      -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9.
                          1,471.180
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10.  0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.   1,471,180
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.   22.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.   CO
------------------------------------------------------------------------------

CUSIP No. 032159105
--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Kappa Media Group, Inc. 23-3047713
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
--------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            410,000
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        8.
       EACH               0
    REPORTING      -------------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
       WITH          9.
                          410,000
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10.  0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      410,000
--------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.2%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

     This Amendment No. 12 to Schedule 13D ("Amendment No. 12") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Nicholas G. Karabots on Amendment No. 11 to Schedule 13D dated June 6, 2000, Amendment No. 10 to Schedule 13D dated July 31, 1996 Amendment No. 9 to Schedule 13D dated September 25, 1995, Amendment No. 8 to Schedule 13D dated January 12, 1995, Amendment No. 7 to Schedule 13D dated January 5, 1995, Amendment No. 6 to
Schedule 13D dated September 15, 1994, Amendment No. 5 to Schedule 13D dated June 2, 1994, Amendment No. 4 to Schedule 13D dated March 1, 1994, and Amendment No. 3 to Schedule 13D dated January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994, all of which relate to the Common Stock (the "Common Stock"), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the "Corporation"). In the event that any disclosure contained in this Amendment No. 12 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 12.

Item 2.   Identity and Background

     Item 2 of the Statement is hereby amended by deleting the first and fourth paragraphs thereof and substituting therefor the following:

     This Statement is being filed by Nicholas G. Karabots ("Mr. Karabots"), Glendi Publications, Inc., a Delaware corporation ("Glendi") and Kappa Media Group, Inc., a Pennsylvania corporation ("Kappa"). Prior to September 6, 1994, Glendi was known as SLC Graphics, Inc.

     Kappa's principal place of business is P.O. Box 736, Fort Washington, PA 19034, and its principal business is magazine publishing. Mr. Karabots is the sole shareholder, sole director and chief executive officer of Kappa.

Item 3.   Source and Amounts of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended by adding a new paragraph following the last paragraph of Item 3 to read as follows:

     Mr. Karabots acquired beneficial ownership of an aggregate of 338,800 shares of Common Stock on October 23, 2001 at a closing (the "Closing") of the transactions contemplated in separate Share Purchase Agreements (the "Agreements"), each dated October 23, 2001, between Mr. Karabots on the one hand and Mark E. Faucher, Greenplex Investments, L.L.C., Athena L. Hart, and Rio Verde 120 Limited Liability Company (collectively the "Sellers") on the other hand, for an aggregate purchase price of $ 2,286,900.00, or $ 6.75 per share. Copies of these agreements are attached hereto as Exhibit G, H, I, and J and each is incorporated herein by reference. Mr. Karabots made these purchases using personal funds.

Item 4.   Purpose of the Transaction.

     Item 4 of the Statement is hereby amended and restated in its entirety as follows:

     Mr. Karabots has acquired all the shares reported on this Statement as an investment. Through the transactions with the Sellers and open market purchases of Common Stock, Mr. Karabots now beneficially owns approximately 48.0% of the outstanding Common Stock through direct and indirect holdings. Mr. Karabots believes the Common Stock represents a good investment, and, depending upon market conditions and other factors, Mr. Karabots' may seek to acquire additional shares of Common Stock and may, as a consequence, acquire control of the Corporation. Mr. Karabots offers no assurances as to whether or not he may seek such control and/or additional shares of Common Stock, either through open market purchases, a single transaction, or multiple transactions.

     Mr. Karabots may suggest business strategies to the Corporation, which might include acquisitions, dispositions, sales or other transfers of a material amount of assets of the Corporation or any of its subsidiaries, material changes in capitalization, dividend policies, or the composition of the Board of Directors of the Corporation in the future. Mr. Karabots intends to review his ownership position in the Corporation from time to time and may, depending upon his evaluation of the Corporation's business and prospects, and upon future developments including, but not limited to, the receptiveness of the Board of Directors of the Corporation to his proposals, general economic conditions, and on the results of any negotiations with the Board of Directors of the Corporation, determine to cease buying shares of the Corporation or to increase or decrease his ownership position in the Corporation.

     Other than as disclosed in this Statement, none of the persons named in
Item 2 above presently has any plan or proposal that relates to or might result in:
 . An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries;
 . Any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
 . Changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
 . Causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
 . A class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or . Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Company.

     Item 5 of the Statement is hereby amended by deleting paragraphs (a) and
(b) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 3,158,193 shares of the Common Stock reported on this Statement, which shares represent approximately 48.0% of the outstanding shares of the Common Stock./1/ Mr. Karabots beneficially owns 1,277,013 of such shares of the Common Stock directly, 1,471,180 of such shares indirectly through Glendi, and the remaining 410,000 of such shares indirectly through Kappa. In addition, 2,500 of the shares of Common Stock of the Company beneficially owned by Mr. Karabots represent options to purchase Common Stock which are immediately exercisable.

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 3,158,193 shares of the Common Stock reported on this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

     Item 6 of the Statement is hereby amended by adding a new fifth paragraph by inserting the following as a new paragraph immediately after the forth paragraph and before the last paragraph:

     At the Closing, Mr. Karabots entered into separate Share Purchase Agreements, each dated October 23, 2001, with each of Mark E. Faucher, Greenplex Investments, L.L.C., Athena L. Hart and Rio Verde 120 Limited Liability Company, such agreements providing for the purchase of an aggregate of 338,800 Common Shares for an aggregate purchase price of $ 2,286,900.00, or $ 6.75 per share. Copies of these agreements are attached hereto as Exhibit G, H, I, and J and each is incorporated herein by reference.

Item 7.   Material Filed as Exhibits.

     Item 7 of the Statement is hereby amended by adding five new paragraphs following the last paragraph of Item 7 as follows:

     G. Share Purchase Agreement, dated October 23, 2001, by and between Nicholas G. Karabots and Mark E. Faucher.

     H. Share Purchase Agreements, dated October 23, 2001, by and between Nicholas G. Karabots and Greenplex Investments, L.L.C.

     I. Share Purchase Agreement, dated October 23, 2001, by and between Nicholas G. Karabots and Athena L. Hart.

     J. Share Purchase Agreement, dated October 23, 2001, by and between Nicholas G. Karabots and Rio Verde 120, Limited Liability Company.

     K. Joint Filing Agreement, dated October 23, 2001, by and between Nicholas
G. Karabots, Glendi Publications, Inc., and Kappa Media Group, Inc.

________________

/1/ The percentage of outstanding shares of Common Stock was calculated with reference to the number of shares outstanding as of September 14, 2001, reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ending July 31, 2001, stated therein as amounting to 6,573,586.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2001                         /s/ Nicholas G. Karabots
                                               --------------------------
                                               Nicholas G. Karabots

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               GLENDI PUBLICATIONS, INC.

Date: October 23, 2001                         /s/ Nicholas G. Karabots
                                               --------------------------
                                               Nicholas G. Karabots, Chairman

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               KAPPA MEDIA GROUP, INC.

Date: October 23, 2001                         /s/ Nicholas G. Karabots
                                               --------------------------
                                               Nicholas G. Karabots, Chairman